UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 4, 2002

MILLEA HOLDINGS, INC.
(Translation of Registrant's name into English)
______________

Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)
______________

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

November 28, 2002 Millea Holdings, Inc.

[English Translation]

Corporate Strategy of Millea Holdings, Inc.

Millea Holdings, Inc. (President and Director: Kunio Ishihara) has reviewed the medium- and long-term business strategy of the Millea Holdings Group since it was formed in April this year. Recently, we formulated the following business strategy incorporating target numbers for the Group.

By implementing this business strategy, and seeking to build the optimum business portfolio and to improve ROE, the Company aims to maximize the corporate value of the entire Group.

1. Overall Business Strategy

(1)  The target business portfolio of the Group

In the business portfolio for FY2001 of Millea Holdings Group (broken down on an adjusted earnings basis), the domestic property and casualty (P&C) insurance business accounted for slightly over 75% of the overall business. Targeting FY2005, the Group aims to realize the following portfolio, to diversify risks and to enable stable earnings growth, as well as to demonstrate its function as a holding company to maximize management resources.

Business segment
Target Group portfolio (in FY2005)
Domestic P&C insurance business	70%
Domestic life insurance business	22%
Overseas insurance business (including overseas re-insurance business)	7%
Asset management and other businesses	2%

* As a medium- to long-term objective, the Group aims to reduce the ratio of the domestic P&C insurance business to around 50% by 2010.

The information contained herein includes certain forward-looking statements that are based on our current plans, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2002.

(2)   Target ROE for the Group

The Group aims to achieve the following ROE level in FY2005 by optimizing its business portfolio. (See Appendix 1)

Target ROE level for the Group (in FY2005)
Around 6% (Adjusted earnings: 160 billion yen)
* As a medium- to long-term objective, the Group aims to achieve ROE of around 10% by 2010.
* The above ROE is “adjusted ROE” based on “adjusted earnings”. (For details, see the attached reference material.)

2.   Strategy of each business segment (See Appendix 2)

(1) Domestic P&C insurance business

The domestic P&C insurance business is the principal revenue base for the Group. We aim to increase revenues by strengthening the underwriting business and further improving efficiency.

(i)   Management objectives (Unit: billion yen)

	FY2001 (actual)	FY2003	FY2005
Net premiums written	1,720.1	1,940 (1,790)	2,020 (1,860)
Expense ratio	35.2%	31% (33.7%)	29.5% (32.0%)
Adjusted earnings	86	90	110
*	After the management integration, we revised the numbers reflecting subsequent environmental changes and the current severe market environment.
*	Numbers within the parenthesis are based on an assumption excluding the impact of revisions to Compulsory Automobile Liability Insurance regulations.
*	The annualized growth ratio of net premiums written is around 4% on average (around 2% excluding the impact of revisions to Compulsory Automobile Liability Insurance regulations).

(ii) Strategy

(1)	We intend to continue our management integration process and to further reduce expenses of Tokio Marine and Nichido Fire and we will seek to realize the synergies of both companies. Specifically, we plan to move ahead with the integration of products, administrative operations and systems, to promote a concentration of the overhead divisions and an integration of the claims investigation offices. We also seek to consolidate the sales bases and endeavor to concentrate and further develop the investment and ALM functions.

(2)	The Group intends to increase sales of third sector products, which is a market with significant growth potential, and also to increase over-the-counter sales of insurance products through banks.

(3)	Aiming at full-scale integration of the life insurance business and the P&C insurance business, we seek to expand sales of “Super Insurance” and “Super Business Insurance”.

(4)	Addressing structural reform of the sales network, and in order to eliminate redundancies in the business of insurance companies and their agents, the Group seeks to build a more efficient and higher quality sales network by expanding large-scale agents under the umbrella of “Millea Agency” and also developing “core agents”.

(2)	Domestic life insurance business

To expand the domestic life insurance business as one of the Group’s core businesses, the Group is strengthening the life insurance subsidiaries and aims to seek revenue growth aggressively.

(i)	Management objectives (Unit: billion yen)

	FY2001 (actual)	FY2003	FY2005
Annualized premiums for new policies	45.9	58	73
Adjusted earnings	24	26	35

*	After management integration, we revised the indicators, etc.
*	Annualized premiums for new policies are the annualized first payment of premium for a new policy of personal insurance and personal annuity insurance (i.e., twelve times the monthly premium, double the half-yearly premium, equal to the annual premium, and one tenth (1/10) of the premium paid at one time.)
*	The growth ratio of the annualized premiums for new policies is around 12% on average.
*	The figures mentioned above are the total of the two life insurance subsidiaries of Millea Holdings.

(ii)   Strategy

(a)	In order to enhance efficiency in business management and to achieve greater productivity, we plan to make Tokio Marine Life Insurance Co., Ltd. (TAL) and Nichido Life Insurance Co., Ltd. (NDL) direct subsidiaries of Millea Holdings in April 2003 and to merge the two life subsidiaries around October 2003, subject to receipt of necessary governmental authorization. (See Appendix 3)

(b)	We will shift more management resources of the Group to the life insurance business and intend to implement the following growth strategies.

	-	Strengthen cross-marketing. (Increase “Promoters”, employees exclusive to life insurance, by approximately 500. Utilize merger effect of TAL and NDL.)

	-	Expand professional life-insurance channels. (Expand “life partners” and develop life insurance specific channels.)

	-	Promotion of sales through banks. (Monitor deregulatory trends and work towards making banks one of the main sales channels of life insurance products.)

(3) Overseas insurance business (including the overseas re-insurance business)

To diversify geographically and to realize stable revenue growth, the Group aims to expand its overseas insurance business by focusing on the Asian local insurance market, where we expect high growth potential and profitability.

(i) Management objectives (Unit: billion yen)

	FY2001 (actual)	FY2003	FY2005
Premium income	15.4	41	63
Net income	4	7	11

*	The above figures are the total of the Asian insurance business and the overseas re-insurance business (Tokio Millennium Re Ltd.).

(ii) Strategy

	(a)	As the main entity to promote the Asian insurance business, we plan to establish Asian regional headquarters. The company, which will be named “Millea Asia Pte. Ltd.”, will be established as of December 1, 2002 in Singapore. Millea Asia will be in charge of the planning function for the business growth strategy in the Asian region (excluding Japan), such as M&A and business tie-ups, and of the management administrative function of local subsidiaries in. It will pursue aggressively the expansion of the business with a focus on growing areas, such as China, Taiwan, Thailand, Malaysia and India. (See Appendix 4)

	(b)	In the overseas re-insurance business, we plan to swap natural disaster risk and to underwrite re-insurance of catastrophe risk through Tokio Millenium Re Ltd. in order to achieve stable revenue growth by globally diversifying the underwriting risk of Millea Holdings Group.

(4) Asset management and other businesses
The Group intends to expand the following businesses, which have significant potential for synergies with the insurance business.

(i)	Asset management business
Utilizing the expertise acquired in the investment operations of our insurance companies, we will pursue the following measures to further increase assets of the whole Group and to increase revenue.

	(a)	In the retail market, we aim to establish an investment trust/401K business at an early stage. We plan to incorporate asset management functions into “Super Insurance” in the future.

	(b)	In the wholesale market, we plan to actively launch new products in alternative investment areas such as private equity to expand our product line-up.

	(c)	We intend to globalize our asset management operations through Tokio Marine Asset Management Co., Ltd.

(ii)	Other businesses

We seek to expand insurance related businesses such as health care and senior citizen-related businesses, risk consulting business and comprehensive human resource related service, as well as other existing related businesses. (See Appendix 2 for details.)

3. Capital policy

With respect to the surplus capital of the Millea Holdings Group, we will continue to monitor the status in a systematic manner through integrated risk management and intend to invest in business areas with high profitability and growth potential. The Group will also consider improving capital efficiency through effective share buy back.

Appendix 1

Target Business Portfolio and ROE
                                                 FY 2001
Current Portfolio
Domestic P&C insurance business	75.4%
Domestic life insurance business	21.1%
Overseas insurance business	3.3%
Asset management and other businesses	0.3%
Total	100%

Adjusted ROE 3.8% (Adjusted earnings: 114 billion yen)

                                                 FY 2005
Target Portfolio
Domestic P&C insurance business	70%
Domestic life insurance business	22%
Overseas insurance business	7%
Asset management and other businesses	2%
Total	100%

Aiming for an adjusted ROE of 6% (Adjusted earnings: 160 billion yen)

Appendix 2

Domestic P&C insurance business Management objectives			Growth Strategies	Domestic life insurance business Management objectives			Growth Strategies
	FY2003	FY2005			FY2003	FY2005
Net premiums written	1,940 (1,790)	2,020 (1,860)	• Expand sales of Super Insurance (Cho-Hoken) and Super Business Insurance. • Increase sales of third sector products. • Promote over-the-counter sales through banks. • Reform sales network structure. Maximize Efficiency •We intend to continue our management integration process and aim to reduce our expense ratio to below 30% by FY2005.	Annualized premiums for new policies	58	73	• Strengthen cross-marketing. - Increase “Promoters”, employees exclusive to life insurance, by pproximately 500. - Utilize merger effect of NAL and NDL.
Expense ratio	31% (33.7%)	29.5% (32.0%)		Adjusted earnings	26	35	• Expand “life partners” and develop life-insurance specific channels.
Adjusted earnings	90	110		(Unit: Billion yen) *See Appendix 3 for the details of the integration of the insurance subsidiaries.			• Promotion of sales through banks. Monitor deregulatory trends and work towards making banks one of the main sales channels of life insurance products.
(Unit: Billion yen) *Numbers within the parenthesis are based on an assumption excluding the impact of revisions to Compulsory Automobile Liability Insurance regulations.
Overseas insurance business (including overseas re-insurance business)			Asset management and other businesses

Management objectives	Growth Strategies	Asset management business
• Utilize the Millea brand to establish investment trust and 401K business. Seek to incorporate asset management functions into “Super Insurance” in the future.

• Plan to actively launch new products in alternative investment areas such as venture capital, private equity and real-estate investment trusts.

• Globalize asset management operations through Tokio Marine Asset Management Co., Ltd.

	FY2003	FY2005
Premiums Income	41	63	• Establish Asian regional headquarters in Singapore – “Millea Asia Pte. Ltd.” *

• Pursue expansion of retail P&C and life insurance businesses with a focus on growing markets such as China, Taiwan, Thailand, Malaysia and India.

• Plan to make aggressive capital investment in the Asian region, with a FY2005 target of 57 billion yen in net premiums written.

• In the overseas re-insurance business, plan to swap natural disaster risk and to underwrite re-insurance of catastrophe risk through Tokio Millenium Re Ltd.

Net income	7	11
(Unit: Billion yen) *See Appendix 4 for an overview of Millea Asia.
Health care and senior citizen-related businesses, risk consulting business and comprehensive human resource related service

• Expand health care business through The Tokio Marine Medical Service Co., Ltd., which has many years of experience in advising clinic management and conducting medical data checks.

• Expand senior citizen-related business through Millea Better Life Service Co., Ltd., which has been successful in the training of health care support specialists (“care managers”).

• Expand operations of The Tokio Marine Risk Consulting Co., Ltd., a company experienced in domestic and overseas natural disaster analysis with a substantial database of loss and damage.

			• Plan to make the four personnel service companies (currently subsidiaries of Tokio Marine and Nichido Fire) direct subsidiaries of Millea Holdings and to merge the four companies around July 2003 subject to receipt of necessary governmental authorization. We seek to expand their operations and thereby to turn the business into one of the Group’s profitable business segments.

Millea Holdings, Inc.
Appendix 3

Integration of Life Insurance Subsidiaries

*Subject to receipt of necessary governmental authorization.

(1)	Tokio Marine Life Co., Ltd. and Nichido Life Insurance Co., Ltd. together hold over one million policies.
(2)	The two companies distribute their products primarily by cross-selling through P&C insurance agents, both companies offer a similar product range.
(3)	There are many common elements in the systems of both companies.

By merging the two companies...
Establish life insurance business as one of the Millea Holdings Group’s core businesses.

Enhance efficiency in business management.

Further improve productivity.

Fiscal 2001 (FY ended March 31, 2002)	Tokio Marine Life Co., Ltd	Nichido Life Insurance Co., Ltd	Total
Premium income	230.6 billion yen	30 billion yen	260.6 billion yen
Number of new policies	214,000	29,000	244,000
Number of existing policies as of FY end	874,000	157,000	1,032,000
Total assets	657 billion yen	101.2 billion yen	758.2 billion yen
Capital	30 billion yen	10 billion yen	–
Number of employees	402	103	–

Note: Number of new policies and existing policies represent the total of both life insurance and annuity for individuals.

Appendix 4

Overview of Millea Asia

(Overview of Millea Asia)
1.	Company name: Millea Asia Pte. Ltd. (Millea Asia) (Operations to commence on December 1, 2002)

2.	Capital: 12 million Singapore Dollars

3.	Head office location: Singapore

4.	Number of staff: 30

5.	Directors: CEO Takaaki Tamai Akihiko Mori, Hiroyoshi Wada, Yukiteru Noji

(Business Plans)
(1)	Current status of business activities in Asia
•	Current bases: China (Shanghai branch and P&C insurance subsidiary in Hong Kong), P&C insurance subsidiaries in the Philippines, Vietnam, Thailand, Malaysia, Singapore, Indonesia and India and a life insurance subsidiary in Thailand.
•	Current sales conditions: Net premiums written in the Asia region amounted to 13 billion yen in FY 2001.

(2)	Future business plans
•	Pursue expansion of retail P&C and life insurance businesses with a focus on growing markets such as China, Taiwan, Thailand, Malaysia and India.
•	Plan to make aggressive capital investment in the Asian region, with a FY2005 target of 57 billion yen in net premiums written.

*Recent business activities
•	April 2001 Commencement of business by P&C insurance subsidiary in India.
•	June 2001 Investment and management participation in a life insurance company in Thailand.
•	May 2002 Acquisition of a Malaysian P&C insurance company (Amanah General Insurance Berhad) by our P&C insurance subsidiary in Malaysia.
•	November 2002 Decided to make capital investment and management participation in Newa Insurance Co., Ltd., a P&C insurer in Taiwan.

Adjusted Earnings and ROE	Reference

Adjusted ROE = Adjusted earnings ÷ Adjusted capital

1. Earnings (net of taxes)

(1) Property and casualty insurance business

Adjusted Earnings =	Net income	+	Provision for extraordinary reserves *1	+	Provision for reserves for price fluctuation *1	–	Gains (losses) from assets under asset liability management *2	–	Gains (losses) from stocks and properties *3	–	Other extraordinary items *4

(2) Life insurance business

Adjusted Earnings =	Increase in EV *5

(3) Overseas Insurance business -- Other businesses … Net income shown in financial statements

2. Capital (Average capital of the beginning and the end of fiscal year, after tax base)

(1) Property and casualty insurance business

Adjusted Capital =	Capital	+	Extraordinary reserves, net of tax	+	Reserves for price fluctuation, net of tax	–	Increase (decrease) in capital from asset liability management *6

(2) Life insurance business

Adjusted Capital =	Embedded Value

(3) Overseas Insurance business and other businesses ... Capital shown in financial statements

*1	Put negative figures in case reversal of extraordinary reserve or reserve for price fluctuation

*2	Realized and unrealized gain(losses) arising from bond securities and interest rate swap transactions utilized in asset liability management.

*3	Realized and unrealized gain(losses) arising from sales or devaluation of stocks and properties.

*4	(1) Correction of an error in the calculation of reserve for retirement benefits in 2001. (2) Devaluation losses in unused properties in 2001.

*5	EV: Embedded Value Sum of value of in-force business and shareholder equity of life insurance company.

*6	Increase(decrease) in capital related to transactions of bond securities and interest rate swaps utilized in asset liability management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 4, 2002	KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.) By: /s/ Tetsuya Unno General Manager of Corporate Legal and Risk Management Department